EXHIBIT 21.1
                         SUBSIDIARIES OF THE REGISTRANT



UnionBank, an Illinois state bank with its main office located in Streator, Illinois.

UnionBank/West, an Illinois state bank with its main office located in Macomb, Illinois.

UnionBank/Central, an Illinois state bank with its main office located in Princeton, llinois.

UnionBank/Northwest, an Illinois state bank with its main office located in Hanover, Illinois.

Prairie Acquisition Corp., an Illinois corporation located in Ottawa, Illinois.

Country Bancshares, Inc., an Illinois corporation located in Ottawa, Illinois.

UnionData Corp, Inc., an Illinois corporation located in Streator, Illinois.

UnionTrust Corporation, an Illinois corporation located in Ottawa, Illinois.

Union Financial Services, Inc., an Illinois corporation located in Peru,
Illinois.